São Paulo-SP, April 24, 2009.
SUAC-426/09.

To:
COMISSÃO DE VALORES MOBILIÁRIOS
Superintendência de Relações com Empresas
Rio de Janeiro-RJ

Reference:                                Extraordinary and Ordinary  General  Meetings  of  April 24, 2009

Dear Sirs,

1. Pursuant to the provisions of CVM Instruction No. 202/93, articles 16, subsection V and 17, subsection II, we are pleased to provide you with a summary of the resolutions taken by the above-mentioned general meetings:

I - Extraordinary General Meeting held at 3:00 p.m.:
a)	the Itaú Unibanco Stock Option Plan was amended and consolidated;
b)	the Company’s assumption of the rights and obligations arising from the Unibanco - Performance Stock Option Plan was approved;

II - Extraordinary General Meeting held at 3:20 p.m.:
a)	the amendments to the Bylaws were approved, as proposed;
b)	the corporate denomination was amended to ITAÚ UNIBANCO HOLDING S.A.;
c)
the subscribed capital stock was increased from R$29 billion to R$45 billion through the capitalization of revenue reserves and a 10% bonus in shares of the same type, which shall be attributed to the stockholders free of charge;

o
since these resolutions depend on the approval of the Central Bank of Brazil, the Company’s shares shall continue to be negotiated with share bonus rights until the baseline date to be announced in due course by an Announcement to Stockholders, also containing the date for inclusion of the new shares in the stockholders’ position and details on the sale of bonus share fractions and the respective credit to the stockholders;

o
simultaneously to the operation in the Brazilian Market and in the same proportion, the securities traded in the United States Market (ADR – American Depositary Receipt) and in the Argentine Market (CEDEAR – Argentine Certificate of Deposit) shall also receive a bonification;

d)	consolidation of the Bylaws;

III - Ordinary General Meeting held at 3:40 p.m.:
a)	the management accounts and allocation of net income for the fiscal year ending December 31, 2008 were approved;
b)	members of the Board of Directors and the Fiscal Council were elected for the next annual term of office;
c)	amounts for the compensation of the members of the Board of Directors and the Executive Board and compensation of the Fiscal Councilors were established.

2. The respective minutes shall be forwarded to you via the Periodical and Eventual Information (IPE) system within the timeframe established in articles 16, subsection VI and 17, subsection III, of the said Instruction.

Sincerely,

ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.
(in process of changing corporate denomination to ITAÚ UNIBANCO HOLDING S.A.)
Alfredo Egydio Setubal, Investor Relations Officer

Copy to:
-	BM&F BOVESPA S.A. – SECURITIES, COMMODITIES AND FUTURES EXCHANGE
Superintendência Executiva de Operações
Gerência de Relações com Empresas (GRE)